SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2011

Commission File Number: 1-12158

Sinopec Shanghai Petrochemical Company Limited

(Translation of registrant’s name into English)

Jinshanwei, Shanghai

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- Not Applicable

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Form 6-K

Page

Signature Page	3

Further Announcement on the Progress of Payment of Final Dividends for H Shares for Year 2010	4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Date: July 7, 2011	By:	/s/ Wang Zhiqing
	Name:	Wang Zhiqing
	Title:	President

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00338)

Further Announcement on the Progress of Payment of

Final Dividends for H Shares for Year 2010

Reference is made to the announcements on 2010 Annual Report Summary and 2010 Annual Report dated 25 March 2011, the Notice of 2010 Annual General Meeting dated 13 May 2011, the announcement on Further Information on the Payment of Final Dividends dated 28 June 2011, and the announcement on Resolutions Passed at the 2010 Annual General Meeting dated 29 June 2011 of Sinopec Shanghai Petrochemical Company Limited (the “Company”). The board of directors of the Company (the “Board”) hereby publishes a further announcement in relation to the progress of payment of final dividends for the year ended 31 December 2010 (the “Final Dividends”).

Due to changes in the tax laws and regulations of the People’s Republic of China (the “PRC”), individual shareholders who hold the Company’s H shares and whose names appear on the register of members of H shares of the Company (the “Individual H Shareholders”) can no longer be exempted from personal income tax on the basis of the Notice on Matters Concerning Income Taxes on Profits on Transfer of Shares (Equity Interests) and on Dividends Received by Enterprises Invested by Foreigners, Foreign Enterprises and Individual Foreigners (Guo Shui Fa [1993] No. 45) (《關於外商投資企業、外國企業和外籍個人取得股票(股權)轉讓收益和股息所得稅收問題的通知》(國稅發[1993]45號)) which was repealed in January 2011.

The State Administration of Taxation has recently clarified the tax arrangements for the distribution of H-share dividends by non-foreign invested enterprises inside China with shares issued in Hong Kong. Pursuant to the letter dated 28 June 2011 from the State Administration of Taxation to the Inland Revenue Department of Hong Kong, with respect to individual shareholders who are Chinese residing outside China and generate income from dividends shares issued in Hong Kong by non-foreign invested enterprises incorporated in China, the withholding agents are required to withhold personal income tax according to the law. However, individual shareholders who reside outside China and hold shares issued in Hong Kong by non-foreign invested enterprises incorporated in China are entitled to the relevant tax preferential treatments according to the tax agreements entered into between China and the countries to which they belong as well as the requirements under the tax arrangements between Mainland China and Hong Kong (Macau). To streamline tax collection and management, the State Administration of Taxation has clarified that when the non-foreign invested enterprises incorporated in China who issued shares in Hong Kong distribute dividends, they may generally withhold personal income tax at a tax rate of 10%, without having to require the individual shareholders residing outside China to handle any procedures for applying for the relevant tax preferential treatments to which they are entitled. However, if the applicable tax rates under Chinese tax regulations and/or relevant tax agreements are higher or lower than 10%, the enterprises are required to execute according to such Chinese tax regulations and/or relevant tax agreements.

In accordance with the aforesaid tax regulations, when the Company distributes final dividends for H shares for year 2010 to holders of H shares whose names appear on the Company’s register of members as at 10 July 2011, the Company will generally withhold personal income tax on the dividends at a tax rate of 10% for the Individual H Shareholders of the Company. However, if the Chinese tax regulations and relevant tax agreements have laid down other requirements, the Company will withhold the personal income tax on the dividends according to the tax rates and procedures as stipulated by the relevant requirements.

As for holders of H shares who are non-resident enterprises, pursuant to the relevant PRC tax regulations, the Company will withhold corporate income tax on the dividends at a tax rate of 10%.

If holders of H shares of the Company have any questions regarding the aforesaid arrangements, please consult taxation advisors on the taxation impact in the PRC, Hong Kong and other countries (regions) for owning and disposing of H shares of the Company.

Other information in respect of the distribution of final dividends as disclosed in the Notice of 2010 Annual General Meeting and the announcement on Resolutions Passed at the 2010 Annual General Meeting remains unchanged.

By Order of the Board Zhang Jingming Company Secretary

Shanghai, PRC, 6 July 2011

As at the date of this announcement, the executive directors of the Company are Rong Guangdao, Wang Zhiqing, Wu Haijun, Li Honggen, Shi Wei and Ye Guohua; the non-executive directors of the Company are Lei Dianwu and Xiang Hanyin, and the independent non-executive directors of the Company are Shen Liqiang, Jin Mingda, Wang Yongshou and Cai Tingji.

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